EXHIBIT 1

[CLINTON GROUP LETTERHEAD]

June 10, 2014

To ValueVision Employees:

The Clinton Group, Inc. and the various funds it manages is one of the largest owners of ValueVision Media. We are enthusiastic about the Company’s prospects and a proud owner of the stock.

As you probably know, we are seeking to replace a majority of the sitting Board of Directors with independent professionals that we believe can help chart a better course for the Company, as well as its owners, customers and employees. In eight days, at the ValueVision Annual Meeting, the shareholders (including many of you) will decide which group of individuals will oversee the strategy and operations of the business as members of the Company’s Board of Directors. The Board is also responsible for deciding who should run the Company on a day-to-day basis as members of the executive team.

I am writing to thank you for your hard work and dedication to the Company. Without you, there would be no ShopHQ. I know that for many of you, the position you hold at ShopHQ isn’t just a job, it is an integral part of your life. We have heard from many of you about your desire to see the Company grow and prosper; please know that our goals in this regard are aligned. We too believe in a bigger, better, more profitable ValueVision and one that is a good employer, good member of the community and good business.

No one knows, yet, how this election will turn out. But I want to assure you that our nominees – the people who we believe should be on the Board – have read the emails and letters we have received and talked with some of your colleagues. We are well aware of some of the complaints and operational issues at the Company. The nominees, if they are elected, look forward to helping to instill a culture that addresses the problems to which we have been alerted and create a ValueVision in which the senior executive team works as hard as everyone else, respects all employees and strives for greatness. Our nominees will not tolerate part-time executives, nor ones that believe swearing and belittling is a form of effective management. Greatness in business, as in all human affairs, requires thoughtfulness and empathy, and a healthy dose of humility.

We encourage you to vote your stock. You know the Company better than almost anyone. So, decide for yourself whether change is necessary. If you think it is, please review our proxy material (available at www.AddValueAndVision.com) and see if we are offering the sort of change you think will help to make ValueVision great. We would be honored to receive your vote. Use the GOLD card to vote for our nominees.

I would be delighted to answer any questions or field any concerns. You can reach me directly at VVTV@clinton.com or 212-825-0400. I assure you any such communications will be held strictly in confidence as will any votes you cast through your broker or bank.

Thank you again for your dedication to ValueVision. Together, we can build a fantastic company.

Sincerely,

Gregory P. Taxin
President